# FORM 8-K

## CURRENT REPORT
### Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)                     **May 3, 2010**

## FelCor Lodging Trust Incorporated
(Exact name of registrant as specified in its charter)

| **Maryland** | **001-14236** | **75-2541756** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| **545 E. John Carpenter Frwy., Suite 1300** | |
|---|---|
| **Irving, Texas** | **75062** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code                     **(972) 444-4900**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Section 2 – Financial Information**

**Item 2.02    Results of Operations and Financial Condition.**

On May 3, 2010, FelCor Lodging Trust Incorporated issued a press release announcing its results of operations for the three months ended March 31, 2010.  A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.  A copy of the foregoing is also available on FelCor Lodging Trust Incorporated's website at **www.felcor.com**, on its Investor Relations page in the "Quarterly Operating Results" section.

The information contained in this Current Report on Form 8-K, including the exhibit, is provided under Item 2.02 of Form 8-K and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise be subject to the liabilities of that section.  Furthermore, the information contained in this Current Report on Form 8-K, including the exhibit, shall not be deemed to be incorporated by reference into the filings of the registrant under the Securities Act of 1933, regardless of any general incorporation language in such filings.

**Section 9 – Financial Statements and Exhibits**

**Item 9.01  Financial Statements and Exhibits.**

(d)    Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

| Exhibit Number | Description of Exhibit |
| --- | --- |
| 99.1 | Press release issued by FelCor Lodging Trust Incorporated on May 3, 2010, announcing its results of operations for the three months ended March 31, 2010. |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**FELCOR LODGING TRUST INCORPORATED**

Date:  May 3, 2010

By:  /s/ Lester C. Johnson

Name:    Lester C. Johnson
Title:    Senior Vice President, Chief Accounting Officer

## INDEX TO EXHIBITS

| Exhibit Number | Description of Exhibit |
|---|---|
| 99.1 | Press release issued by FelCor Lodging Trust Incorporated on May 3, 2010, announcing its results of operations for the three months ended March 31, 2010. |

Exhibit 99.1



545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900
F: 972-444-4949
WWW.FELCOR.COM
NYSE: FCH

**For Immediate Release:**

# FELCOR'S FIRST QUARTER RESULTS EXCEED EXPECTATIONS
- Resolves Remaining 2010 Debt Maturities
- Increases 2010 Guidance

**IRVING, Texas…May 3, 2010 -** FelCor Lodging Trust Incorporated (NYSE: FCH) today reported operating results for the first quarter ended March 31, 2010.

**Summary:**
- Today, we closed a $212 million mortgage loan secured by nine hotels. Proceeds were used to repay six mortgage loans totaling $210 million that were secured by 11 hotels (we unencumbered two hotels) and were scheduled to mature in May.

- Adjusted EBITDA was $38.5 million for the quarter, which was significantly better than internal expectations. Adjusted FFO per share was $(0.17) for the quarter. These were $5 million and $0.08 better than analysts' original estimates.

- RevPAR at our 83 consolidated hotels decreased only 0.5% for the quarter, compared to a 2.1% decline nationally. Our portfolio continues to gain market share.

- Hotel EBITDA margin decreased only 177 basis points for the quarter. Positive flow-through on the improvement to budgeted revenue was 63%, notwithstanding the improvement in revenue was from increased occupancy.

- Net loss for the quarter was $62.9 million.

**First Quarter Operating Results:**

Revenue per available room ("RevPAR") for our 83 consolidated hotels was $82.87, a 0.5% decline compared to the same period in 2009, which was better than the 2.1% decline for the industry (according to Smith Travel Research) and better than our hotels' competitive sets. Our slight RevPAR decline was driven by a 7.9% increase in occupancy to 67.9%, but offset by a 7.8% decline in average daily rate ("ADR") to $122.06, compared to the same period in 2009. Occupancy increased at 65 of our hotels during the quarter. Market share in the quarter for our portfolio continued to improve. RevPAR for our 83 consolidated hotels increased 4.9% during March, compared to prior year, as occupancy increased 11.3%. Additionally, the rate decline improved in March relative to the quarter.

"The pace of the recovery in the lodging industry has been more robust than anticipated, leading to much stronger than expected RevPAR. The corporate transient, leisure and group segments are improving. Importantly, occupancy gains were strong throughout the week, led by Tuesday and Wednesday, and corporate transient room nights increased 7% during the quarter. Although corporate transient and group occupancies have begun to grow, our visibility into future trends remains somewhat limited, and booking windows are exceptionally short. Therefore, we remain intently focused on gaining market share and optimizing the mix of business to maximize rates," said Richard A. Smith, FelCor's President and Chief Executive Officer.

"As the recovery takes hold, we will continue to benefit from our diversified, high-quality portfolio which should continue to outperform the industry.  We now have completed our near-term balance sheet initiatives and are well-positioned to benefit from a broad economic recovery.  We are ready to take advantage of opportunities to augment growth and continue to seek ways to increase shareholder value," added Mr. Smith.

Hotel EBITDA for the quarter was $51.0 million, compared to $55.5 million for the same period in 2009.  Hotel EBITDA margin was 22.6%, a 177 basis point decrease compared to 2009.  Positive flow-through on the improvement to budgeted revenue was 63%, notwithstanding the improvement in revenue was from increased occupancy.  Hotel EBITDA represents EBITDA generated by our 83 consolidated hotels prior to corporate expenses and joint venture adjustments.

Adjusted EBITDA for the quarter was $38.5 million, compared to $47.4 million in 2009.  Adjusted EBITDA in the prior year period includes EBITDA from hotels sold in 2009.

Adjusted funds from operations ("FFO") for the quarter was $(10.6) million, or $(0.17) per share, compared to $13.8 million, or $0.22 per share, in 2009.  The change in Adjusted FFO is largely attributed to a $14.9 million increase in interest expense, compared to 2009.

Net loss attributable to common stockholders for the quarter was $72.1 million, or $1.14 per share, compared to a net loss of $30.7 million, or $0.49 per share, for 2009.  Net loss in the current year included a $21.1 million impairment charge related to two hotels that we expect to transfer to the lenders in satisfaction of the related debt.

*EBITDA, Adjusted EBITDA, Same Store Adjusted EBITDA, Hotel EBITDA, Hotel EBITDA margin, FFO, Adjusted FFO and Same-Store Adjusted FFO are all non-GAAP financial measures.  See our discussion of "Non-GAAP Financial Measures" beginning on page 14 for a reconciliation of each of these measures to the most comparable GAAP financial measure and for information regarding the use, limitations and importance of these non-GAAP financial measures.*

**Balance Sheet:**

At March 31, 2010, we had $1.77 billion of consolidated debt outstanding, with a weighted average interest rate of 7.28%, and $276 million of cash and cash equivalents.

Today, we entered into a new $212 million loan, secured by nine hotels, that matures in 2015.  The new loan bears interest at LIBOR (subject to a 3.0% floor) plus 5.1%.  The proceeds were used to repay $210 million in loans that were secured by 11 hotels and were scheduled to mature in May.  With this financing, we resolved all of our remaining 2010 debt maturities on terms that are significantly more favorable than the debt it refinanced, and we were able to unencumber two previously mortgaged hotels.  Two remaining loans (totaling $32 million) mature in May 2010.  The cash flows for the hotels that secure those loans do not cover debt service, and we stopped funding the shortfalls in December 2009.  We have been unable to negotiate an acceptable debt modification or reduction that made sense for our stockholders with regard to these loans.  Therefore, these two hotels will be transferred to the lenders in full satisfaction of the debt.

FelCor Lodging Trust Incorporated First Quarter 2010 Operating Results
May 3, 2010
Page 3

"We are very pleased with the successful refinancing of our near-term debt maturities. Our efforts are complete, as we have now resolved all of our remaining 2010 maturities. The most recent refinancing improves our balance sheet by lowering our average interest rate and providing us with two additional unencumbered hotels. We will continue to look for additional opportunities to strengthen our balance sheet as the capital markets improve," said Andrew J. Welch, FelCor's Executive Vice President and Chief Financial Officer.

**Portfolio Management:**

For the quarter ended March 31, 2010, we spent $8.6 million on capital expenditures at our hotels (including our pro rata share of joint venture expenditures).

During the quarter, we sold the Holiday Inn Express in Salina, Kansas for $3.7 million. This hotel was part of an unconsolidated joint venture that involved three other hotels located in Kansas, all of which have been sold.

**Outlook:**

The pace of the recovery in the lodging industry has increased, reflecting improved corporate transient and group demand. Recent economic data indicates that demand will continue to improve as the capital markets, business activity and consumer confidence improve. Although occupancy is recovering, our hotels still have not achieved sufficient compression to begin widespread changes in the customer mix, which are necessary to boost rates. Therefore, ADR remains below prior year levels. Although we continue to implement strict cost controls, higher occupancy and lower rates will impact operating margins.

We expect our portfolio RevPAR to outperform the industry as a result of our high-quality, renovated portfolio. Additionally, our hotels are relatively less affected by new supply growth because the average number of rooms under construction in our markets is 28% lower than the industry.

For 2010 we anticipate:

- *RevPAR* to increase between 0% and 3%;
- *Adjusted EBITDA* to be between $166 million and $177 million;
- *Adjusted FFO per share* to be between $(0.47) and $(0.30);
- *Net loss* to be between $157 million and $146 million; and
- *Interest expense* to be approximately $151 million.

FelCor, a real estate investment trust, is the nation's largest owner of upper-upscale, all-suite hotels. FelCor owns interests in 84 hotels and resorts, located in 23 states and Canada. FelCor's portfolio consists primarily of upper-upscale hotels, which are flagged under global brands - Embassy Suites Hotels®, Doubletree®, Hilton®, Marriott®, Renaissance®, Sheraton®, Westin® and Holiday Inn®. Additional information can be found on the Company's Web site at www.felcor.com.

-more-

We invite you to listen to our first quarter earnings Conference Call on Tuesday, May 4, 2010, at 11:00 a.m. (Central Time).  The conference call will be Web cast simultaneously via the Internet on FelCor's Web site at www.felcor.com.  Interested investors and other parties who wish to access the call should go to FelCor's Web site and click on the conference call microphone icon on either the "Investor Relations" or "News Releases" page.  The conference call replay will be archived on the Company's Web site.

*With the exception of historical information, the matters discussed in this news release include "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will," "continue" and other similar terms and phrases, including references to assumptions and forecasts of future results.  Forward-looking statements are not guarantees of future performance.  Numerous risks and uncertainties, and the occurrence of future events, may cause actual results to differ materially from those anticipated at the time the forward-looking statements are made.  Current economic circumstances or a further economic slowdown and the impact on the lodging industry, operating risks associated with the hotel business, relationships with our property managers, risks associated with our level of indebtedness and our ability to meet debt covenants in our debt agreements, our ability to complete acquisitions, dispositions and debt refinancing, the availability of capital, the impact on the travel industry from increased fuel prices and security precautions, our ability to continue to qualify as a Real Estate Investment Trust for federal income tax purposes and numerous other factors may affect future results, performance and achievements. Certain of these risks and uncertainties are described in greater detail in our filings with the Securities and Exchange Commission. Although we believe our current expectations to be based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that actual results will not differ materially.  We undertake no obligation to update any forward-looking statement to conform the statement to actual results or changes in our expectations.*

Contact:
Stephen A. Schafer, Vice President Strategic Planning & Investor Relations,
(972) 444-4912        sschafer@felcor.com

## SUPPLEMENTAL INFORMATION

## INTRODUCTION

The following information is presented in order to help our investors understand FelCor's financial position as of and for the three months ended March 31, 2010.

## TABLE OF CONTENTS

(a)   Our consolidated statements of operations and balance sheets have been prepared without audit.  Certain information and footnote disclosures normally included in financial statements presented in accordance with GAAP have been omitted.  The consolidated statements of operations and balance sheets should be read in conjunction with the consolidated financial statements and notes thereto included in our most recent Quarterly Report on Form 10-Q.

## Consolidated Statements of Operations
(in thousands, except per share data)

| | Three Months Ended March 31, | |
|---|---|---|
| | 2010 | 2009 |
| Revenues: | | |
| Hotel operating revenue: | | |
| Room......................................................................................................$ | 177,260 | $ 178,179 |
| Food and beverage ............................................................................... | 35,496 | 35,851 |
| Other operating departments ............................................................... | 13,283 | 13,703 |
| Other revenue ...................................................................................... | 365 | 286 |
| Total revenues ............................................................................................ | 226,404 | 228,019 |
| Expenses: | | |
| Hotel departmental expenses: | | |
| Room...................................................................................................... | 47,787 | 45,222 |
| Food and beverage ............................................................................... | 27,909 | 27,887 |
| Other operating departments ............................................................... | 6,086 | 6,136 |
| Other property related costs ..................................................................... | 65,604 | 65,354 |
| Management and franchise fees ................................................................ | 10,535 | 11,141 |
| Taxes, insurance and lease expense........................................................... | 24,680 | 24,662 |
| Corporate expenses .................................................................................. | 9,847 | 6,122 |
| Depreciation and amortization ................................................................. | 37,598 | 36,651 |
| Impairment loss........................................................................................ | 21,060 | - |
| Other expenses ......................................................................................... | 561 | 696 |
| Total operating expenses............................................................................ | 251,667 | 223,871 |
| Operating income (loss) ............................................................................ | (25,263) | 4,148 |
| Interest expense, net ................................................................................. | (36,240) | (21,292) |
| Loss before equity in loss from unconsolidated entities. | (61,503) | (17,144) |
| Equity in loss from unconsolidated entities................................................ | (1,474) | (3,424) |
| Loss from continuing operations................................................................ | (62,977) | (20,568) |
| Discontinued operations ........................................................................... | 35 | (854) |
| Net loss...................................................................................................... | (62,942) | (21,422) |
| Net loss attributable to noncontrolling interests in other partnerships ......................... | 229 | 216 |
| Net loss attributable to redeemable noncontrolling interests in FelCor LP................ | 325 | 142 |
| Net loss attributable to FelCor................................................................... | (62,388) | (21,064) |
| Preferred dividends ................................................................................... | (9,678) | (9,678) |
| Net loss attributable to FelCor common stockholders................................$ | (72,066) | $ (30,742) |
| Basic and diluted per common share data: | | |
| Loss from continuing operations...........................................................$ | (1.14) | $ (0.47) |
| Net loss...................................................................................................$ | (1.14) | $ (0.49) |
| Basic and diluted weighted average common shares outstanding............................ | 63,475 | 62,989 |

## Consolidated Balance Sheets

(in thousands)

| | March 31, 2010 | December 31, 2009 |
|---|---|---|
| **Assets** | | |
| Investment in hotels, net of accumulated depreciation of $936,120 at March 31, 2010 and $916,604 at December 31, 2009 | $  2,131,646 | $  2,180,394 |
| Investment in unconsolidated entities | 80,230 | 82,040 |
| Cash and cash equivalents | 276,008 | 263,531 |
| Restricted cash | 18,943 | 18,708 |
| Accounts receivable, net of allowance for doubtful accounts of $317 at March 31, 2010 and $406 at December 31, 2009 | 35,285 | 28,678 |
| Deferred expenses, net of accumulated amortization of $16,130 at March 31, 2010 and $14,502 at December 31, 2009 | 19,825 | 19,977 |
| Other assets | 32,902 | 32,666 |
| Total assets | $  2,594,839 | $  2,625,994 |
| **Liabilities and Equity** | | |
| Debt, net of discount of $61,764 at March 31, 2010 and $64,267 at December 31, 2009 | $  1,771,115 | $  1,773,314 |
| Distributions payable | 47,258 | 37,580 |
| Accrued expenses and other liabilities | 162,859 | 131,339 |
| Total liabilities | 1,981,232 | 1,942,233 |
| Commitments and contingencies | | |
| Redeemable noncontrolling interests in FelCor LP at redemption value, 295 units issued and outstanding at March 31, 2010 and December 31, 2009 | 1,681 | 1,062 |
| Equity: | | |
| Preferred stock, $0.01 par value, 20,000 shares authorized: | | |
| Series A Cumulative Convertible Preferred Stock, 12,880 shares, liquidation value of $322,011, issued and outstanding at March 31, 2010 and December 31, 2009 | 309,362 | 309,362 |
| Series C Cumulative Redeemable Preferred Stock, 68 shares, liquidation value of $169,950, issued and outstanding at March 31, 2010 and December 31, 2009 | 169,412 | 169,412 |
| Common stock, $.01 par value, 200,000 shares authorized and 69,413 shares issued, including shares in treasury, at March 31, 2010 and December 31, 2009 | 694 | 694 |
| Additional paid-in capital | 2,022,235 | 2,021,837 |
| Accumulated other comprehensive income | 25,598 | 23,528 |
| Accumulated deficit | (1,864,898 ) | (1,792,822 ) |
| Less: Common stock in treasury, at cost, of 3,985 shares at March 31, 2010 and 3,845 shares at December 31, 2009 | (72,229 ) | (71,895 ) |
| Total FelCor stockholders' equity | 590,174 | 660,116 |
| Noncontrolling interests in other partnerships | 21,752 | 22,583 |
| Total equity | 611,926 | 682,699 |
| Total liabilities and equity | $  2,594,839 | $  2,625,994 |

## Capital Expenditures
(in thousands)

| | Three Months Ended March 31, | |
|---|---|---|
| | **2010** | **2009** |
| Improvements and additions to majority-owned hotels | $ 8,200 | $ 25,274 |
| Consolidated joint venture partners' pro rata share of additions to hotels | (36) | (254) |
| Pro rata share of unconsolidated additions to hotels | 426 | 1,462 |
| Total additions to hotels[a] | $ 8,590 | $ 26,482 |

(a) Includes capitalized interest, property taxes, ground leases and certain employee costs.

## Supplemental Financial Data
(in thousands, except per share information)

| Total Enterprise Value | March 31, 2010 | December 31, 2009 |
|---|---|---|
| Common shares outstanding | 65,428 | 65,568 |
| Units outstanding | 295 | 295 |
| Combined shares and units outstanding | 65,723 | 65,863 |
| Common stock price | $ 5.70 | $ 3.60 |
| Market capitalization | $ 374,621 | $ 237,107 |
| Series A preferred stock | 309,362 | 309,362 |
| Series C preferred stock | 169,412 | 169,412 |
| Consolidated debt | 1,771,115 | 1,773,314 |
| Noncontrolling interests of consolidated debt | (3,904) | (3,971) |
| Pro rata share of unconsolidated debt | 105,635 | 107,481 |
| Cash and cash equivalents | (276,008) | (263,531) |
| Total enterprise value (TEV) | $ 2,450,233 | $ 2,329,174 |

## Consolidated Debt Summary

(dollars in thousands)

| | Interest Rate | Maturity Date | March 31, 2010 | Pro Forma[a] |
|---|---|---|---|---|
| Mortgage debt[b] | 8.73% | May 2010 | $ 111,758 | $ - |
| CMBS debt[c] | 8.70 | May 2010 | 97,933 | - |
| CMBS debt[d] | 8.62 | May 2010 | 31,740 | 31,740 |
| Senior notes | 8.50[e] | June 2011 | 86,622 | 86,622 |
| CMBS debt | 6.15 | June 2011 | 13,631 | 13,631 |
| Mortgage debt | L + 3.50[f] | August 2011[g] | 199,675 | 199,675 |
| CMBS debt | L + 0.93[h] | November 2011[i] | 250,000 | 250,000 |
| Mortgage debt | L + 1.55[j] | May 2012[k] | 176,627 | 176,627 |
| CMBS debt | 8.77 | May 2013 | 27,770 | 27,770 |
| Mortgage debt | 9.02 | April 2014 | 116,407 | 116,407 |
| CMBS debt | 6.66 | June-August 2014 | 70,484 | 70,484 |
| Senior secured notes[l] | 10.00 | October 2014 | 574,913 | 574,913 |
| Mortgage debt | L + 5.10[m] | April 2015 | - | 212,000 |
| CMBS debt | 5.81 | July 2016 | 11,636 | 11,636 |
| Capital lease and other | 9.09 | Various | 1,919 | 1,919 |
| Total | | | $ 1,771,115 | $ 1,773,424 |

(a) Pro forma reflects the new $212 million mortgage loan and repayment of loans aggregating $210 million as if they occurred on March 31, 2010.
(b) This loan was refinanced in May 2010. As the result of this refinancing, two previously encumbered hotels were unencumbered.
(c) These loans were refinanced in May 2010.
(d) We have been unable to negotiate an acceptable debt modification or reduction that made sense for our stockholders with regard to these loans. Therefore, these two hotels will be transferred to the lenders in full satisfaction of the debt.
(e) As a result of a rating down-grade in February 2009, the interest rate on our 8½% senior notes due 2011 increased to 9%.
(f) LIBOR for this loan is subject to a 2% floor.
(g) This loan can be extended for as many as two years, subject to satisfying certain conditions.
(h) We have purchased an interest rate cap that caps LIBOR at 7.8% and expires in November 2010 for this notional amount.
(i) The maturity date assumes that we will exercise the remaining one-year extension option that is exercisable, at our sole discretion, and would extend the current November 2010 maturity to 2011.
(j) We have purchased interest rate caps that cap LIBOR at 6.5% and expire in May 2010 for aggregate notional amounts of $177 million.
(k) We have exercised the first of three successive one-year extension options that permit, at our sole discretion, the original May 2009 maturity to be extended to 2012.
(l) These notes have $636 million in aggregate principal and were sold at a discount for an effective yield of 12.875% before transaction costs.
(m) LIBOR for this loan is subject to a 3% floor. We have purchased interest rate caps that cap LIBOR at 5% and expire in May 2012 for notional amounts aggregating $212 million.

## Pro Forma Schedule of Encumbered Hotels[a]
(dollars in millions)

| Consolidated Debt | March 31, 2010 Balance | | Encumbered Hotels |
|---|---|---|---|
| CMBS debt[b] | $ | 32 | Chicago Deerfield – ES and Piscataway – ES |
| CMBS debt[b] | $ | 14 | Boca Raton – ES and Wilmington – DT |
| Mortgage debt | $ | 200 | Charlotte SouthPark – DT, Houston Medical Center – HI, Myrtle Beach – HLT, Mandalay Beach – ES, Nashville Airport – ES, Philadelphia Independence Mall – HI, Pittsburgh University Center – HI and Santa Monica at the Pier – HI |
| CMBS debt | $ | 250 | Anaheim – ES, Bloomington – ES, Charleston Mills House – HI, Dallas DFW South – ES, Deerfield Beach – ES, Jacksonville – ES, Lexington – HS, Dallas Love Field – ES, Raleigh/Durham – DTGS, San Antonio Airport – HI, Tampa Rocky Point – DTGS and Phoenix Tempe – ES |
| Mortgage debt[b] | $ | 177 | Esmeralda Resort & Spa – REN and Vinoy Resort & Golf Club – REN |
| CMBS debt | $ | 28 | New Orleans Convention Center – ES |
| Mortgage debt | $ | 116 | Baton Rouge – ES, Birmingham – ES, Ft. Lauderdale – ES, Miami Airport – ES, Milpitas – ES, Minneapolis Airport – ES and Napa Valley – ES |
| CMBS debt[b] | $ | 70 | Atlanta Airport – ES, Austin – DTGS, BWI Airport – ES, Orlando Airport – HI and Phoenix Biltmore – ES |
| Senior secured notes | $ | 575 | Atlanta Airport – SH, Boston Beacon Hill – HI, Dallas Market Center – ES, Myrtle Beach Resort – ES, Nashville Opryland – Airport – HI, New Orleans French Quarter – HI, Orlando North – ES, Orlando Walt Disney World® - DTGS, San Diego on the Bay – HI, San Francisco Burlingame – ES, San Francisco Fisherman's Wharf – HI, San Francisco Union Square – MAR, Toronto Airport – HI and Toronto Yorkdale – HI |
| Mortgage debt | $ | 212 | Atlanta Buckhead – ES, Atlanta Galleria – SS, Boston Marlboro – ES, Burlington – SH, Corpus Christi – ES, Ft. Lauderdale Cypress Creek – SS, Orlando South – ES, Philadelphia Society Hill – SH and South San Francisco – ES |
| CMBS debt | $ | 12 | Indianapolis North – ES |
| Capital lease and other | $ | 2 | St. Paul – ES |

(a)   Pro forma reflects the new $212 million mortgage loan and repayment of loans aggregating $210 million as if they occurred on March 31, 2010.

(b)   The hotels under this debt are subject to separate loan agreements and are not cross collateralized.

## Hotel Portfolio Composition

The following table illustrates the distribution of our 83 Consolidated Hotels by brand, market and location at March 31, 2010.

| Brand | Hotels | Rooms | % of Total Rooms | % of 2009 Hotel EBITDA[a] |
|---|---|---|---|---|
| Embassy Suites Hotels | 47 | 12,132 | 51 | 60 |
| Holiday Inn | 15 | 5,154 | 22 | 18 |
| Sheraton and Westin | 9 | 3,217 | 13 | 9 |
| Doubletree | 7 | 1,471 | 6 | 7 |
| Renaissance and Marriott | 3 | 1,321 | 6 | 3 |
| Hilton | 2 | 559 | 2 | 3 |
| | | | | |
| **Market** | | | | |
| South Florida | 5 | 1,439 | 6 | 8 |
| Los Angeles area | 4 | 899 | 4 | 6 |
| Atlanta | 5 | 1,462 | 6 | 6 |
| Orlando | 4 | 1,038 | 4 | 4 |
| Philadelphia | 2 | 729 | 3 | 4 |
| Minneapolis | 3 | 736 | 3 | 4 |
| San Francisco area | 6 | 2,138 | 9 | 4 |
| Dallas | 4 | 1,333 | 6 | 4 |
| Central California Coast | 2 | 408 | 2 | 4 |
| San Antonio | 3 | 874 | 4 | 3 |
| Myrtle Beach | 2 | 640 | 3 | 3 |
| Boston | 2 | 532 | 2 | 3 |
| San Diego | 1 | 600 | 3 | 3 |
| Northern New Jersey | 3 | 756 | 3 | 3 |
| Other | 37 | 10,270 | 42 | 41 |
| | | | | |
| **Location** | | | | |
| Suburban | 35 | 8,781 | 37 | 32 |
| Urban | 20 | 6,358 | 27 | 27 |
| Airport | 18 | 5,788 | 24 | 24 |
| Resort | 10 | 2,927 | 12 | 17 |

(a) Hotel EBITDA is more fully described on page 19.

## Detailed Operating Statistics by Brand

(83 consolidated hotels)

| | Occupancy (%) | | |
| --- | --- | --- | --- |
| | Three Months Ended March 31, | | |
| | **2010** | **2009** | **%Variance** |
| Embassy Suites Hotels | 70.2 | 66.5 | 5.6 |
| Holiday Inn | 67.6 | 62.5 | 8.1 |
| Sheraton and Westin | 63.4 | 55.0 | 15.2 |
| Doubletree | 70.0 | 63.6 | 10.1 |
| Renaissance and Marriott | 65.3 | 56.3 | 16.0 |
| Hilton | 46.2 | 47.3 | (2.3) |
| | | | |
| Total hotels | 67.9 | 62.9 | 7.9 |

| | ADR ($) | | |
| --- | --- | --- | --- |
| | Three Months Ended March 31, | | |
| | **2010** | **2009** | **%Variance** |
| Embassy Suites Hotels | 128.79 | 138.64 | (7.1) |
| Holiday Inn | 104.30 | 110.45 | (5.6) |
| Sheraton and Westin | 104.88 | 118.11 | (11.2) |
| Doubletree | 118.75 | 139.17 | (14.7) |
| Renaissance and Marriott | 183.84 | 201.68 | (8.8) |
| Hilton | 95.75 | 97.59 | (1.9) |
| | | | |
| Total hotels | 122.06 | 132.37 | (7.8) |

| | RevPAR ($) | | |
| --- | --- | --- | --- |
| | Three Months Ended March 31, | | |
| | **2010** | **2009** | **%Variance** |
| Embassy Suites Hotels | 90.43 | 92.22 | (1.9) |
| Holiday Inn | 70.52 | 69.06 | 2.1 |
| Sheraton and Westin | 66.51 | 65.01 | 2.3 |
| Doubletree | 83.12 | 88.47 | (6.0) |
| Renaissance and Marriott | 120.08 | 113.55 | 5.8 |
| Hilton | 44.21 | 46.13 | (4.2) |
| | | | |
| Total hotels | 82.87 | 83.30 | (0.5) |

## Detailed Operating Statistics for FelCor's Top Markets

(83 consolidated hotels)

| | Occupancy (%) | | |
| | Three Months Ended March 31, | | |
| | 2010 | 2009 | % Variance |
| --- | --- | --- | --- |
| South Florida | 85.1 | 79.3 | 7.4 |
| Los Angeles area | 70.5 | 68.6 | 2.7 |
| Atlanta | 75.2 | 65.6 | 14.7 |
| Orlando | 80.9 | 75.1 | 7.7 |
| Philadelphia | 60.4 | 49.4 | 22.3 |
| Minneapolis | 67.0 | 60.9 | 10.1 |
| San Francisco area | 65.3 | 55.9 | 16.8 |
| Dallas | 65.4 | 59.4 | 10.0 |
| Central California Coast | 69.7 | 76.6 | (8.9) |
| San Antonio | 74.7 | 69.6 | 7.4 |
| Myrtle Beach | 44.1 | 48.2 | (8.5) |
| Boston | 77.1 | 70.6 | 9.2 |
| San Diego | 71.5 | 64.0 | 11.7 |
| Northern New Jersey | 59.9 | 59.6 | 0.5 |

| | ADR ($) | | |
| | Three Months Ended March 31, | | |
| | 2010 | 2009 | % Variance |
| --- | --- | --- | --- |
| South Florida | 163.64 | 170.57 | (4.1) |
| Los Angeles area | 132.32 | 138.48 | (4.4) |
| Atlanta | 105.48 | 111.22 | (5.2) |
| Orlando | 114.47 | 131.55 | (13.0) |
| Philadelphia | 111.42 | 129.62 | (14.0) |
| Minneapolis | 125.73 | 131.14 | (4.1) |
| San Francisco area | 122.73 | 120.64 | 1.7 |
| Dallas | 112.99 | 126.94 | (11.0) |
| Central California Coast | 138.16 | 136.52 | 1.2 |
| San Antonio | 98.33 | 105.65 | (6.9) |
| Myrtle Beach | 96.37 | 98.43 | (2.1) |
| Boston | 120.19 | 126.00 | (4.6) |
| San Diego | 115.09 | 132.31 | (13.0) |
| Northern New Jersey | 132.26 | 151.68 | (12.8) |

| | RevPAR ($) | | |
| | Three Months Ended March 31, | | |
| | 2010 | 2009 | % Variance |
| --- | --- | --- | --- |
| South Florida | 139.33 | 135.25 | 3.0 |
| Los Angeles area | 93.23 | 95.04 | (1.9) |
| Atlanta | 79.36 | 72.99 | 8.7 |
| Orlando | 92.65 | 98.84 | (6.3) |
| Philadelphia | 67.34 | 64.05 | 5.1 |
| Minneapolis | 84.26 | 79.80 | 5.6 |
| San Francisco area | 80.11 | 67.43 | 18.8 |
| Dallas | 73.89 | 75.44 | (2.1) |
| Central California Coast | 96.33 | 104.53 | (7.8) |
| San Antonio | 73.46 | 73.48 | - |
| Myrtle Beach | 42.53 | 47.49 | (10.4) |
| Boston | 92.67 | 88.95 | 4.2 |
| San Diego | 82.33 | 84.72 | (2.8) |
| Northern New Jersey | 79.22 | 90.37 | (12.3) |

## Non-GAAP Financial Measures

We refer in this release to certain "non-GAAP financial measures." These measures, including FFO, Adjusted FFO, Same-Store Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin, are measures of our financial performance that are not calculated and presented in accordance with generally accepted accounting principles ("GAAP"). The following tables reconcile each of these non-GAAP measures to the most comparable GAAP financial measure. Immediately following the reconciliations, we include a discussion of why we believe these measures are useful supplemental measures of our performance and the limitations of such measures.

### Reconciliation of Net Loss to FFO
(in thousands, except per share data)

| | Three Months Ended March 31, | | | | | |
| | 2010 | | | 2009 | | |
| | Dollars | Shares | Per Share Amount | Dollars | Shares | Per Share Amount |
|---|---|---|---|---|---|---|
| **Net loss** | $ (62,942) | | | $ (21,422) | | |
| Noncontrolling interests | 554 | | | 358 | | |
| Preferred dividends[a] | (9,678) | | | (9,678) | | |
| **Net loss attributable to FelCor common stockholders** | (72,066) | 63,475 | $ (1.14) | (30,742) | 62,989 | $ (0.49) |
| Depreciation and amortization | 37,598 | - | 0.59 | 36,651 | - | 0.58 |
| Depreciation, discontinued operations and unconsolidated entities | 3,663 | - | 0.06 | 4,421 | - | 0.07 |
| Gain on sale of unconsolidated subsidiary | (559) | - | (0.01) | - | - | - |
| Noncontrolling interests in FelCor LP | (325) | 295 | - | (142) | 296 | - |
| Conversion of options and unvested restricted stock | - | - | - | - | 128 | - |
| **FFO** | (31,689) | 63,770 | (0.50) | 10,188 | 63,413 | 0.16 |
| Impairment loss | 21,060 | - | 0.33 | - | - | - |
| Impairment loss, discontinued operations and unconsolidated entities | - | - | - | 3,436 | - | 0.06 |
| Conversion costs[b] | - | - | - | 38 | - | - |
| Severance costs | - | - | - | 135 | - | - |
| **Adjusted FFO** | (10,629) | 63,770 | (0.17) | 13,797 | 63,413 | 0.22 |
| Adjusted FFO from discontinued operations | (35) | - | - | (1,248) | - | (0.02) |
| **Same-Store Adjusted FFO** | $ (10,664) | 63,770 | $ (0.17) | $ 12,549 | 63,413 | 0.20 |

(a)  We suspended our preferred dividends in March 2009 and unpaid preferred dividends continue to accrue until paid.

(b)  Costs related to the conversion of our San Francisco Union Square hotel to a Marriott.

## Reconciliation of Net Loss to EBITDA
(in thousands)

| | Three Months Ended March 31, | |
| --- | --- | --- |
| | 2010 | 2009 |
| **Net loss** | $ (62,942) | $ (21,422) |
| Depreciation and amortization | 37,598 | 36,651 |
| Depreciation, discontinued operations and unconsolidated entities | 3,663 | 4,421 |
| Interest expense | 36,345 | 21,469 |
| Interest expense, unconsolidated entities | 1,500 | 1,020 |
| Amortization of stock compensation | 1,616 | 1,398 |
| Noncontrolling interests in other partnerships | 229 | 216 |
| **EBITDA** | 18,009 | 43,753 |
| Impairment loss | 21,060 | - |
| Impairment loss, discontinued operations and unconsolidated entities | - | 3,436 |
| Conversion costs[a] | - | 38 |
| Severance costs | - | 135 |
| Gain on sale of unconsolidated subsidiary | (559) | - |
| **Adjusted EBITDA** | 38,510 | 47,362 |
| Adjusted EBITDA from discontinued operations | (35) | (1,248) |
| **Same-Store Adjusted EBITDA** | $ 38,475 | $ 46,114 |

(a)    Costs related to the conversion of our San Francisco Union Square hotel to a Marriott.

## Reconciliation of Adjusted EBITDA to Hotel EBITDA
(in thousands)

| | Three Months Ended March 31, | |
| --- | --- | --- |
| | 2010 | 2009 |
| **Adjusted EBITDA** | $ 38,510 | $ 47,362 |
| Other revenue | (365) | (286) |
| Equity in income from unconsolidated subsidiaries (excluding interest, depreciation and impairment expense) | (3,751) | (3,999) |
| Noncontrolling interests in other partnerships (excluding interest, depreciation and severance expense) | 392 | 443 |
| Consolidated hotel lease expense | 9,493 | 10,060 |
| Unconsolidated taxes, insurance and lease expense | (1,888) | (1,934) |
| Interest income | (105) | (177) |
| Other expenses (excluding conversion costs and severance costs) | 561 | 512 |
| Corporate expenses (excluding amortization expense of stock compensation) | 8,231 | 4,724 |
| Adjusted EBITDA from discontinued operations | (35) | (1,248) |
| **Hotel EBITDA** | $ 51,043 | $ 55,457 |

## Reconciliation of Net Loss to Hotel EBITDA
(in thousands)

| | Three Months Ended March 31, | |
| --- | --- | --- |
| | 2010 | 2009 |
| **Net loss** | $ (62,942) | $ (21,422) |
| Discontinued operations | (35) | 854 |
| Equity in loss from unconsolidated entities | 1,474 | 3,424 |
| Consolidated hotel lease expense | 9,493 | 10,060 |
| Unconsolidated taxes, insurance and lease expense | (1,888) | (1,934) |
| Interest expense, net | 36,240 | 21,292 |
| Corporate expenses | 9,847 | 6,122 |
| Depreciation and amortization | 37,598 | 36,651 |
| Impairment loss | 21,060 | - |
| Other expenses | 561 | 696 |
| Other revenue | (365) | (286) |
| **Hotel EBITDA** | $ 51,043 | $ 55,457 |

## Hotel EBITDA and Hotel EBITDA Margin
(dollars in thousands)

| | Three Months Ended March 31, | |
| --- | --- | --- |
| | 2010 | 2009 |
| Total revenues | $ 226,404 | $ 228,019 |
| Other revenue | (365) | (286) |
| Hotel operating revenue | 226,039 | 227,733 |
| Hotel operating expenses | (174,996) | (172,276) |
| Hotel EBITDA | $ 51,043 | $ 55,457 |
| Hotel EBITDA margin[a] | 22.6% | 24.4% |

(a) Hotel EBITDA as a percentage of hotel operating revenue.

## Reconciliation of Total Operating Expenses to Hotel Operating Expenses
(dollars in thousands)

| | Three Months Ended March 31, | |
| --- | --- | --- |
| | 2010 | 2009 |
| Total operating expenses | $ 251,667 | $ 223,871 |
| Unconsolidated taxes, insurance and lease expense | 1,888 | 1,934 |
| Consolidated hotel lease expense | (9,493) | (10,060) |
| Corporate expenses | (9,847) | (6,122) |
| Depreciation and amortization | (37,598) | (36,651) |
| Impairment loss | (21,060) | - |
| Other expenses | (561) | (696) |
| Hotel operating expenses | $ 174,996 | $ 172,276 |

**Reconciliation of Ratio of Operating Income (Loss) to Total Revenues to Hotel EBITDA Margin**

| | Three Months Ended March 31, | |
| --- | --- | --- |
| | 2010 | 2009 |
| Ratio of operating income (loss) to total revenues | (11.2)% | 1.8% |
| Other revenue | (0.2) | (0.1) |
| Unconsolidated taxes, insurance and lease expense | (0.8) | (0.8) |
| Consolidated hotel lease expense | 4.2 | 4.4 |
| Other expenses | 0.3 | 0.3 |
| Corporate expenses | 4.4 | 2.7 |
| Depreciation and amortization | 16.6 | 16.1 |
| Impairment loss | 9.3 | - |
| Hotel EBITDA margin | 22.6% | 24.4% |

**Reconciliation of Forecasted Net Loss Attributable to FelCor to Forecasted Adjusted FFO and Adjusted EBITDA**

(in millions, except per share and unit data)

| | Full Year 2010 Guidance | | | |
| --- | --- | --- | --- | --- |
| | Low Guidance | | High Guidance | |
| | Dollars | Per Share Amount[a] | Dollars | Per Share Amount[a] |
| **Net loss attributable to FelCor** | $ (157) | | $ (146) | |
| Preferred dividends | (39) | | (39) | |
| **Net loss applicable to FelCor common stockholders** | (196) | $ (3.11) | (185) | $ (2.94) |
| Depreciation[b] | 159 | | 159 | |
| Gain on sale of assets | (1) | | (1) | |
| Noncontrolling interests in FelCor LP | (1) | | (1) | |
| **FFO** | (39) | $ (0.61) | (28) | $ (0.44) |
| Impairment | 21 | | 21 | |
| Gain on extinguishment of debt | (12) | | (12) | |
| **Adjusted FFO** | $ (30) | $ (0.47) | $ (19) | $ (0.30) |
| **Net loss attributable to FelCor** | $ (157) | | $ (146) | |
| Depreciation[b] | 159 | | 159 | |
| Interest expense[b] | 151 | | 151 | |
| Amortization expense | 6 | | 6 | |
| Noncontrolling interests in FelCor LP | (1) | | (1) | |
| **EBITDA** | 158 | | 169 | |
| Impairment | 21 | | 21 | |
| Gain on extinguishment of debt | (12) | | (12) | |
| Gain on sale of assets | (1) | | (1) | |
| **Adjusted EBITDA** | $ 166 | | $ 177 | |

(a) Weighted average shares and units are 63.8 million.
(b) Includes pro rata portion of unconsolidated entities.

-more-

Substantially all of our non-current assets consist of real estate. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider supplemental measures of performance, which are not measures of operating performance under GAAP, to be helpful in evaluating a real estate company's operations. These supplemental measures, including FFO, Adjusted FFO, Same-Store Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin, are not measures of operating performance under GAAP. However, we consider these non-GAAP measures to be supplemental measures of a hotel REIT's performance and should be considered along with, but not as an alternative to, net income (loss) attributable to FelCor as a measure of our operating performance.

*FFO and EBITDA*

The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), defines FFO as net income or loss attributable to parent (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. We compute FFO in accordance with standards established by NAREIT. This may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

EBITDA is a commonly used measure of performance in many industries. We define EBITDA as net income or loss attributable to parent (computed in accordance with GAAP) plus interest expenses, income taxes, depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect EBITDA on the same basis.

*Adjustments to FFO and EBITDA*

We adjust FFO and EBITDA when evaluating our performance because management believes that the exclusion of certain additional recurring and non-recurring items, including but not limited to these described below, provides useful supplemental information to investors regarding our ongoing operating performance and that the presentation of Adjusted FFO, Same-Store Adjusted FFO, Adjusted EBITDA and Same-Store Adjusted EBITDA when combined with GAAP net income attributable to FelCor, EBITDA and FFO, is beneficial to an investor's better understanding of our operating performance.

- *Gains and losses related to early extinguishment of debt and interest rate swaps* – We exclude gains and losses related to early extinguishment of debt and interest rate swaps from FFO and EBITDA because we believe that it is not indicative of ongoing operating performance of our hotel assets. This also represents an acceleration of interest expense or a reduction of interest expense, and interest expense is excluded from EBITDA.

- *Impairment losses* – We exclude the effect of impairment losses and gains or losses on disposition of assets in computing Adjusted FFO, Same-Store Adjusted FFO, Adjusted EBITDA and Same-Store Adjusted EBITDA, because we believe that including these is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, we believe that impairment charges and gains or losses on disposition of assets represent accelerated depreciation, or excess depreciation, and depreciation is excluded from FFO by the NAREIT definition and from EBITDA.

- *Cumulative effect of a change in accounting principle* – Infrequently, the Financial Accounting Standards Board promulgates new accounting standards that require the consolidated statements of operations to reflect the cumulative effect of a change in accounting principle. We exclude these one-time adjustments in computing Adjusted FFO, Same-Store Adjusted FFO, Adjusted EBITDA and Same-Store Adjusted EBITDA because they do not reflect our actual performance for that period.

In addition, to derive Adjusted EBITDA and Same-Store Adjusted EBITDA, we exclude gains or losses on the sale of depreciable assets because we believe that including them in EBITDA is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, the gain or loss on sale of depreciable assets represents either accelerated depreciation or excess depreciation in previous periods, and depreciation is excluded from EBITDA.

*Hotel EBITDA and Hotel EBITDA Margin*

Hotel EBITDA and Hotel EBITDA margin are commonly used measures of performance in the industry and give investors a more complete understanding of the operating results over which our individual hotels and operating managers have direct control. We believe that Hotel EBITDA and Hotel EBITDA margin are useful to investors by providing greater transparency with respect to two significant measures used by us in our financial and operational decision making. Additionally, these measures facilitate comparisons with other hotel REITs and hotel owners. We present Hotel EBITDA and Hotel EBITDA margin by eliminating from continuing operations all revenues and expenses not directly associated with hotel operations including corporate-level expenses, depreciation and expenses related to our capital structure. We eliminate corporate-level costs and expenses because we believe property-level results provide investors with supplemental information with respect to the ongoing operating performance of our hotels and the effectiveness of management on a property-level basis. We eliminate depreciation and amortization, even though they are property-level expenses, because we do not believe that these non-cash expenses, which are based on historical cost accounting for real estate assets and implicitly assume that the value of real estate assets diminish predictably over time, accurately reflect an adjustment in the value of our assets. We also eliminate consolidated percentage rent paid to unconsolidated entities, which is effectively eliminated by noncontrolling interests and equity in income from unconsolidated subsidiaries, and include the cost of unconsolidated taxes, insurance and lease expense, to reflect the entire operating costs applicable to our hotels. Hotel EBITDA and Hotel EBITDA margins are presented on a same-store basis.

*Limitations of Non-GAAP Measures*

Our management and Board of Directors use FFO, Adjusted FFO, Same-Store Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin to evaluate the performance of our hotels and to facilitate comparisons between us and lodging REITs, hotel owners who are not REITs and other capital intensive companies. We use Hotel EBITDA and Hotel EBITDA margin in evaluating hotel-level performance and the operating efficiency of our hotel managers.

The use of these non-GAAP financial measures has certain limitations. FFO, Adjusted FFO, Same-Store Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin, as presented by us, may not be comparable to the same measures as calculated by other real estate companies. These measures do not reflect certain expenses that we incurred and will incur, such as depreciation and interest or capital expenditures. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our reconciliations to the GAAP financial measures, and our consolidated statements of operations and cash flows, include interest expense, capital expenditures, and other excluded items, all of which should be considered when evaluating our performance, as well as, the usefulness of our non-GAAP financial measures.

These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. They should not be considered as alternatives to operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. Neither should FFO, Adjusted FFO, Same-Store Adjusted FFO, Adjusted FFO per share, EBITDA, Adjusted EBITDA or Same-Store Adjusted EBITDA be considered as measures of our liquidity or indicative of funds available for our cash needs, including our ability to make cash distributions. Adjusted FFO per share should not be used as a measure of amounts that accrue directly to the benefit of stockholders. FFO, Adjusted FFO, Same-Store Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin reflect additional ways of viewing our operations that we believe when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on any single financial measure.

###